SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2016
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: April 28, 2016

List of materials

Documents attached hereto:

i) Press release announcing Status of Sony Group Manufacturing Operations Affected by 2016 Kumamoto Earthquakes (Third Update)

News & Information	Sony Corporation 1-7-1 Konan, Minato-ku, Tokyo

No. 16-047E
April 28, 2016

Status of Sony Group Manufacturing Operations Affected by 2016 Kumamoto Earthquakes
(Third Update)

Due to the earthquake of April 14, 2016 and subsequent earthquakes in the Kumamoto region, operations at Sony Semiconductor Manufacturing Corporation's Kumamoto Technology Center (located in Kikuchi Gun, Kumamoto Prefecture), which is the primary manufacturing site of image sensors for digital cameras and security cameras as well as micro-display devices, were halted and currently remain suspended.  With aftershocks continuing and employee safety the foremost priority, inspections of the facility and the development of a recovery plan remain ongoing.  The current status of operations for the Kumamoto Technology Center is as follows:

•	Damage to the building itself has been confirmed to be primarily to the upper layer of the building, and reinforcement work will be carried out in this area.
•
The clean rooms used for wafer processing and manufacturing equipment, both located on the lower layer of the building have not been significantly damaged, and preparations are now underway to resume production.  Manufacturing operations are targeted to resume around the end of May 2016.

•
Regarding back-end processes, such as assembly and measurement, as well as processing operations for components such as camera modules, which are carried out on the upper layer of the building, Sony has confirmed that there is damage to the clean rooms, manufacturing equipment and other equipment.  Further analysis of the extent of this damage is currently underway.

•
Damage to finished product inventory such as image sensors at Kumamoto Technology Center is limited, and shipments of these products have already resumed.  The status of semi-finished and uncompleted products is currently being confirmed.

The impact of the earthquakes on Sony Corporation’s (“Sony”) consolidated results continues to be evaluated.  In the Devices segment, there is expected to be direct physical damage to Kumamoto Technology Center.  Sony expects to incur expenses primarily for recovery and reinforcement work in response to the physical damage to the relevant portion of the Kumamoto Technology Center.  Sony may also incur large opportunity losses, mainly in the Devices and Imaging Products & Solutions segments due to suspension of production for a certain period of time.

In addition, due to the suspension of manufacturing operations at Kumamoto Technology Center and potential disruption to the supply of components to Sony from certain third-party suppliers that also have manufacturing facilities in the Kumamoto region, it is possible that business operations within the Mobile Communications, Game & Network Services and Home Entertainment & Sound segments also may be affected.  This potential impact is currently being evaluated.

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